                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                              (Amendment No. 8)(1)

                        Sunset Financial Resources, Inc.
                        --------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.001 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    867708109
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 1, 2005
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

     NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 37 Pages)

--------
(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 2 of 37 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     WESTERN INVESTMENT L L C
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   1,016,300
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,016,300
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,016,300
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 3 of 37 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     ARTHUR D. LIPSON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     PF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   1,022,300
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,022,300
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,022,300
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 4 of 37 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     WESTERN INVESTMENT HEDGED PARTNERS LP
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   305,300
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                305,300
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     305,300
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     2.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 5 of 37 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     WESTERN INVESTMENT INSTITUTIONAL PARTNERS L L C
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   633,300
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                633,300
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     633,300
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     6.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 6 of 37 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     WESTERN INVESTMENT ACTIVISM PARTNERS L L C
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   77,700
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                77,700
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     77,700
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 7 of 37 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     MATTHEW S. CROUSE
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   - 0 -
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     - 0 -
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 8 of 37 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     JAMES S. SCHALLHEIM
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   - 0 -
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     - 0 -
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 9 of 37 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     D. JAMES DARAS
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   - 0 -
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     - 0 -
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 10 of 37 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     MARSHALL W. COBURN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   - 0 -
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     - 0 -
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 11 of 37 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     GERALD HELLERMAN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   - 0 -
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     - 0 -
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 12 of 37 Pages
----------------------                                    ----------------------

          The following  constitutes  Amendment No. 8 ("Amendment No. 8") to the
Schedule 13D filed by the undersigned.  This Amendment No. 8 amends the Schedule
13D as specifically set forth.

     Item 2 is hereby amended and restated as follows:

          (a) This  statement  is filed by Western  Investment L L C, a Delaware limited liability company ("WILLC"), Arthur D. Lipson, Western Investment Hedged
Partners  LP,  a  Delaware  limited  partnership  ("WIHP"),  Western  Investment
Institutional  Partners L L C, a Delaware limited  liability  company  ("WIIP"),
Western  Investment  Activism  Partners  L L C , a  Delaware  limited  liability company  ("WIAP"),  Matthew S.  Crouse,  James S.  Schallheim,  D. James  Daras,
Marshall W. Coburn and Gerald Hellerman. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

          WILLC has sole voting and  investment  power over  WIHP's,  WIIP's and
WIAP's security  holdings and Mr. Lipson,  in his role as the managing member of
WILLC, controls WILLC's voting and investment decisions.

          (b) The principal  business  address of WILLC,  WIHP,  WIIP, WIAP, Mr.
Lipson and Mr.  Crouse is 2855 East  Cottonwood  Parkway,  Suite 110,  Salt Lake
City, UT 84121.

          The  principal   business  address  of  James  S.  Schallheim  is  c/o
University of Utah, Department of Finance, 1645 E. Campus Center Drive, Rm. 109,
Salt Lake City, UT 84112.

          The principal business address of D. James Daras is c/o Inter-Atlantic
Group, 400 Madison Avenue, 16th Floor, New York, NY 10017.

          The  principal  business  address of  Marshall W. Coburn is 1000 South
Pointe Drive #1402, Miami Beach, FL 33139.

          The  principal  business  address of Gerald  Hellerman  is 10965 Eight
Bells Lane, Columbia, MD 21044.

          (c) The principal  business of WILLC is acting as the general  partner and managing member of WIHP,  WIIP and WIAP. The principal  occupation of Arthur
D. Lipson is acting as managing member of WILLC. The principal business of WIHP,
WIIP and WIAP is  acquiring,  holding and  disposing of  investments  in various companies.

          The  principal  occupation  of  Matthew  S.  Crouse  is  serving  as a portfolio manager at WILLC.

          The  principal  occupation  of James S.  Schallheim  is  serving  as a
Professor of Finance at the University of Utah.

          The principal  occupation of D. James Daras is serving as a Partner of
Inter-Atlantic  Group, a money manager  specializing  in the financial  services sector.

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 13 of 37 Pages
----------------------                                    ----------------------

          The principal occupation of Marshall W. Coburn is serving as a General
Partner and the President of Diversified Income Strategies Management Company, a
mortgage-related hedge fund.

          The principal  occupation of Gerald  Hellerman is providing  financial and corporate  consulting services through his privately-owned  firm,  Hellerman
Associates.

          (d) No  Reporting  Person  has,  during  the  last  five  years,  been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

          (e) No Reporting Person has, during the last five years, been party to
a  civil  proceeding  of  a  judicial  or   administrative   body  of  competent
jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Each of Messrs.  Lipson,  Crouse,  Schallheim,  Daras,  Coburn and
Hellerman is a citizen of the United States of America.

     Item 4 is hereby amended to add the following:

          On December 1, 2005, WIHP delivered a letter to the Issuer  nominating
Arthur D.  Lipson,  Matthew S.  Crouse,  James S.  Schallheim,  D. James  Daras,
Marshall W. Coburn and Gerald Hellerman (collectively,  the "Nominees"),  as set forth  therein,  for election to the Issuer's Board of Directors at the Issuer's
2006 annual meeting of stockholders,  or any other meeting of stockholders  held
in  lieu  thereof,  and  any  adjournments,   postponements,   reschedulings  or
continuations thereof (the "Annual Meeting").  A copy of this letter is attached hereto as Exhibit 4 and is incorporated herein by reference.

     Item 5(a) is hereby amended and restated as follows:

          (a) The aggregate  percentage of Shares  reported owned by each person named  herein is based upon  10,516,900  Shares  outstanding  as of November 10,
2005,  as  reported  in the  Issuer's  Form 10-Q filed with the  Securities  and
Exchange Commission on November 14, 2005.

          As of the close of business on December 2, 2005,  WIHP,  WIIP and WIAP
beneficially   owned   305,300,   633,300  and  77,700   Shares,   respectively,
representing 2.9%, 6.0% and 0.7%, respectively, of the Shares outstanding. WILLC beneficially  owned 1,016,300  Shares,  constituting  approximately  9.7% of the
Shares outstanding. Mr. Lipson beneficially owned 1,022,300 Shares, constituting approximately 9.7% of the Shares outstanding.

          As the  general  partner or  managing  member,  as the case may be, of
WIHP,  WIIP and WIAP,  WILLC may be deemed  to  beneficially  own the  1,016,300
Shares  beneficially  owned in the  aggregate  by WIHP,  WIIP and  WIAP.  As the managing  member of WILLC,  Mr.  Lipson  may be deemed to  beneficially  own the
1,016,300 Shares  beneficially  owned by WILLC. Mr. Lipson also directly owns an additional 6,000 Shares.

          Currently,  none of  Messrs.  Crouse,  Schallheim,  Daras,  Coburn and
Hellerman beneficially owns any Shares.

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 14 of 37 Pages
----------------------                                    ----------------------

     Item 6 is hereby amended to add the following:

          On December 1, 2005, the Reporting Persons entered into a Joint Filing and Solicitation  Agreement in which, among other things, (a) the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the  securities  of the  Issuer,  (b) the  parties  agreed to solicit proxies or written  consents  for the  election  of the  Nominees,  or any other person(s)  nominated by WIHP,  to the Issuer's  Board of Directors at the Annual
Meeting (the "Solicitation"), and (c) WILLC agreed to bear all expenses incurred in  connection  with  the  Reporting  Persons'  activities,  including  approved expenses  incurred by any of the parties in  connection  with the  Solicitation, subject to certain  limitations.  A copy of this  letter is  attached  hereto as
Exhibit 5 and is incorporated herein by reference.

     Item 7 is hereby amended to add the following Exhibits:

          Exhibit 4      Director  Nomination  Letter  from  Western  Investment
                         Hedged Partners LP, dated December 1, 2005.

          Exhibit 5      Joint  Filing and  Solicitation  Agreement by and among
                         Western  Investment  L L C, Western  Investment  Hedged
                         Partners LP, Western Investment  Institutional Partners
                         L L C,  Western  Investment  Activism  Partners  L L C,
                         Arthur  D.  Lipson,   Matthew  S.   Crouse,   James  S.
                         Schallheim,  D. James  Daras,  Marshall  W.  Coburn and
                         Gerald Hellerman, dated December 1, 2005.

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 15 of 37 Pages
----------------------                                    ----------------------

                                   SIGNATURES

          After reasonable  inquiry and to the best of his knowledge and belief, each of the  undersigned  certifies  that  the  information  set  forth  in this statement is true, complete and correct.

Dated: December 5, 2005          WESTERN INVESTMENT L L C

                                 By: /s/ Arthur D. Lipson
                                 ------------------------------------
                                 Name: Arthur D. Lipson
                                 Title: Sole Member

                                 WESTERN INVESTMENT HEDGED PARTNERS LP

                                 By: Western Investment L L C,
                                 Its General Partner

                                 By: /s/ Arthur D. Lipson
                                 ------------------------------------
                                 Name: Arthur D. Lipson
                                 Title: Managing Member

                                 WESTERN INVESTMENT INSTITUTIONAL PARTNERS L L C

                                 By: Western Investment L L C,
                                 Its Managing Member

                                 By: /s/ Arthur D. Lipson
                                 ------------------------------------
                                 Name: Arthur D. Lipson
                                 Title: Managing Member

                                 WESTERN INVESTMENT ACTIVISM PARTNERS L L C

                                 By: Western Investment L L C,
                                 Its Managing Member

                                 By: /s/ Arthur D. Lipson
                                 ------------------------------------
                                 Name: Arthur D. Lipson
                                 Title: Managing Member

                                 /s/ Arthur D. Lipson
                                 ------------------------------------
                                 ARTHUR D. LIPSON

                                 /s/ Matthew S. Crouse
                                 ------------------------------------
                                 MATTHEW S. CROUSE

                                 /s/ James S. Schallheim
                                 ------------------------------------
                                 JAMES S. SCHALLHEIM

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 16 of 37 Pages
----------------------                                    ----------------------

                                 /s/ D. James Daras
                                 -------------------------------------
                                 D. JAMES DARAS

                                 /s/ Marshall W. Coburn
                                 -------------------------------------
                                 MARSHALL W. COBURN

                                 /s/ Gerald Hellerman
                                 -------------------------------------
                                 GERALD HELLERMAN

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 17 of 37 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX

     EXHIBIT                                                            PAGE

1.   Joint Filing  Agreement by and among Western  Investment L L         --
     C, Arthur D. Lipson,  Western Investment Hedged Partners LP,
     Western Investment  Institutional Partners L L C and Western
     Investment  Activism  Partners L L C, dated  March 16,  2005
     (previously filed).

2.   Special   Meeting   Demand  Letter  dated  August  27,  2005         --
     (previously filed).

3.   Letter  to the  members  of the  Board of  Directors,  dated         --
     September 22, 2005 (previously filed).

4.   Director  Nomination  Letter from Western  Investment Hedged      18 to 34
     Partners LP, dated December 1, 2005.

5.   Joint Filing and Solicitation Agreement by and among Western      35 to 37
     Investment L L C,  Western  Investment  Hedged  Partners LP,
     Western  Investment  Institutional  Partners L L C,  Western
     Investment  Activism  Partners  L L C,   Arthur  D.  Lipson,
     Matthew S.  Crouse,  James S.  Schallheim,  D. James  Daras,
     Marshall W. Coburn and Gerald  Hellerman,  dated December 1,
     2005.

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 18 of 37 Pages
----------------------                                    ----------------------
                    WESTERN INVESTMENT HEDGED PARTNERS, L.P.
                     2855 EAST COTTONWOOD PARKWAY, SUITE 110
                           SALT LAKE CITY, UTAH 84121

                                                                December 1, 2005

VIA FACSIMILE AND FEDERAL EXPRESS

Sunset Financial Resources, Inc.
10245 Centurion Parkway N., Suite 305
Jacksonville, Florida 32256
Attn:  Corporate Secretary

     Re:  NOTICE OF INTENTION TO NOMINATE  INDIVIDUALS FOR ELECTION AS DIRECTORS
          AT THE  2006  ANNUAL  MEETING  OF  STOCKHOLDERS  OF  SUNSET  FINANCIAL
          RESOURCES, INC.

Dear Sir:

     This  letter  shall serve to satisfy the  advance  notice  requirements  of
Article  I,  Section  1.11 of the  Bylaws  (the  "Bylaws")  of Sunset  Financial
Resources,  Inc.  ("Sunset") as to the nomination by Western  Investment  Hedged
Partners,  L.P., a Delaware limited partnership ("Western  Investment"),  of six
(6)  nominees  for  election to the Board of  Directors  of Sunset (the  "Sunset
Board") at the 2006  annual  meeting  of  stockholders  of Sunset,  or any other
meeting  of   stockholders   held  in  lieu  thereof,   and  any   adjournments,
postponements,   reschedulings  or  continuations   thereof  (the  "2006  Annual
Meeting").

     This letter and all Exhibits  attached hereto are collectively  referred to as the "Notice." Western Investment is the beneficial owner of 305,300 shares of common stock,  $.001 par value per share (the "Common  Stock"),  of Sunset,  100 shares of which are held of record by Western Investment.  Western  Investment's address,  as  believed  to appear on  Sunset's  books,  is 2855 East  Cottonwood
Parkway,  Suite 110, Salt Lake City,  Utah 84121.  Through this Notice,  Western
Investment hereby nominates and notifies you of its intent to nominate Arthur D.
Lipson,  Matthew S. Crouse,  James S.  Schallheim,  D. James Daras,  Marshall W.
Coburn and Gerald  Hellerman as nominees (the  "Nominees")  to be elected to the
Sunset Board at the 2006 Annual Meeting.  Western  Investment  believes that the terms of the six (6) directors  currently  serving on the Sunset Board expire at the 2006 Annual Meeting.  To the extent there are in excess of six (6) vacancies on the  Sunset  Board to be filled by  election  at the 2006  Annual  Meeting or
Sunset  increases the size of the Sunset Board above its existing size,  Western
Investment  reserves the right to nominate  additional nominees to be elected to the Sunset Board at the 2006 Annual  Meeting.  Any additional  nominations  made pursuant to the  preceding  sentence  are without  prejudice  to the position of
Western Investment that any attempt by Sunset to increase the size of the Sunset
Board constitutes an unlawful  manipulation of Sunset's corporate machinery.  If this Notice shall be deemed for any reason by a court of competent  jurisdiction to be  ineffective  with respect to the nomination of any of the Nominees at the
2006 Annual Meeting,  or if any individual  Nominee shall be unable to serve for any reason,  this Notice  shall  continue to be  effective  with  respect to the remaining  Nominee(s) and as to any replacement  Nominee(s)  selected by Western
Investment.

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 19 of 37 Pages
----------------------                                    ----------------------

     The information concerning the Nominees required by Article I, Section 1.11 of the Bylaws is set forth below:

(I) NAME, AGE, BUSINESS ADDRESS AND RESIDENCE ADDRESS OF THE NOMINEES:

Name and Age                  Business Address                                    Residence Address
------------                  ----------------                                    -----------------

Arthur D. Lipson              c/o Western Investment LLC                          8011 S. Dazzling View Circle
(Age 62)                      2855 E. Cottonwood Parkway, Suite 110               Salt Lake City, UT 84121
                              Salt Lake City, UT 84121

Matthew S. Crouse             c/o Western Investment LLC                          3156 Old Ridge Circle
(Age 34)                      2855 E. Cottonwood Parkway, Suite 110               Salt Lake City, UT 84121
                              Salt Lake City, UT 84121

James S. Schallheim           c/o University of Utah                              2728 Forest Spring Way
(Age 54)                      Department of Finance                               Salt Lake City, UT 84106
                              1645 E. Campus Center Drive, Rm. 109
                              Salt Lake City, UT 84112

D. James Daras                c/o Inter-Atlantic Group                            1170 Fifth Avenue
(Age 52)                      400 Madison Avenue, 16th Floor                      New York, NY 10029
                              New York, NY 10017

Marshall W. Coburn            1000 South Pointe Drive #1402                       121 West 20th Street, PH-G
(Age 43)                      Miami Beach, FL 33139                               New York, NY 10011

Gerald Hellerman              10965 Eight Bells Lane                              10965 Eight Bells Lane
(Age 68)                      Columbia, MD 21044                                  Columbia, MD 21044

(II)  CLASS,  SERIES  AND  NUMBER  OF  SHARES  OF  STOCK  OF  SUNSET  WHICH  ARE
      BENEFICIALLY OWNED BY THE NOMINEES:

    Name                    Class / Series                           Beneficial Ownership
    ----                    --------------                           --------------------
Arthur D. Lipson            Common Stock,          Mr. Lipson  beneficially  owns 1,022,300  shares of Common
                            $1.00 par value        Stock  consisting  of 6,000  shares  held  directly by Mr.
                                                   Lipson and 1,016,300 shares  beneficially owned by Western
                                                   Investment  LLC  ("WILLC").  Mr.  Lipson  may be deemed to beneficially  own the  1,016,300  shares of  Common  Stock beneficially  owned  by WILLC by  virtue  of Mr.  Lipson's ability  to vote and  dispose  of such  shares as the sole managing member of WILLC.

Matthew S. Crouse                N/A                                           None

James S. Schallheim              N/A                                           None

D. James Daras                   N/A                                           None

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 20 of 37 Pages
----------------------                                    ----------------------

Marshall W. Coburn               N/A                                           None

Gerald Hellerman                 N/A                                           None

(III) THE DATE SUCH  SHARES  WERE  ACQUIRED  AND THE  INVESTMENT  INTENT OF SUCH
      ACQUISITION:

      NAME                             DATE ACQUIRED                        INVESTMENT INTENT
      ----                             -------------                        -----------------
Arthur D. Lipson                   3/28/05 - 5,000 shares       Mr.  Lipson  purchased the shares based on
                                  11/11/05 - 1,000 shares       his   belief    that   the   shares   were
                                                                undervalued  at current  market prices and
                                  The date of  purchase  and    represented   an   attractive   investment
                                  number of shares  acquired    opportunity.     Additional    information
                                  by     the     Stockholder    concerning    Mr.    Lipson's    and   his
                                  Associated   Persons   (as    affiliates'   investment   in   Sunset  is
                                  defined  in  the   Bylaws)    included in their  Schedule 13D filed with
                                  listed in Section  (iv) of    the Securities and Exchange  Commission on
                                  this   Notice   which  Mr.    March 17,  2005,  and  amendments  thereto
                                  Lipson  may be  deemed  to    (the "Schedule  13D"), which are  attached
                                  beneficially  own  are set    hereto  as  EXHIBIT  B  and   incorporated
                                  forth in EXHIBIT A.           herein by reference.

(IV)  THE NAME AND ADDRESS,  AS BELIEVED TO APPEAR ON SUNSET'S STOCK LEDGER,  OF
      THE STOCKHOLDER  GIVING THE NOTICE AND STOCKHOLDER  ASSOCIATED PERSONS (AS
      DEFINED IN THE BYLAWS) WHO CURRENTLY BENEFICIALLY OWN SHARES:

      (A) STOCKHOLDER GIVING THE NOTICE

      Western Investment Hedged Partners, L.P.
      2855 East Cottonwood Parkway, Suite 110
      Salt Lake City, Utah 84121

      (B) STOCKHOLDER ASSOCIATED PERSONS

      Western Investment Institutional Partners LLC ("WIIP")
      2855 East Cottonwood Parkway, Suite 110
      Salt Lake City, Utah 84121

      Western Investment Activism Partners LLC ("WIAP")
      2855 East Cottonwood Parkway, Suite 110
      Salt Lake City, Utah 84121

      Western Investment LLC
      2855 East Cottonwood Parkway, Suite 110
      Salt Lake City, Utah 84121

      Arthur D. Lipson
      c/o Western Investment LLC
      2855 East Cottonwood Parkway, Suite 110
      Salt Lake City, Utah 84121

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 21 of 37 Pages
----------------------                                    ----------------------

(V)   CLASS,  SERIES AND NUMBER OF SHARES OF STOCK OF SUNSET  WHICH ARE OWNED BY
      THE STOCKHOLDER  GIVING THE NOTICE AND STOCKHOLDER  ASSOCIATED PERSONS (AS
      DEFINED IN THE BYLAWS):

        Name                     Class / Series             Ownership / Nominee Holder
        ----                     --------------             --------------------------
Western Investment Hedged        Common Stock,           100 shares owned of record
Partners, L.P.                   $1.00 par value         305,200 shares owned beneficially
                                                         (owned of record by Cede & Co.)

Western Investment               Common Stock,           100 shares owned of record
Institutional Partners LLC       $1.00 par value         633,200 shares owned beneficially
                                                         (owned of record by Cede & Co.)

Western Investment Activism      Common Stock,           100 shares owned of record
Partners LLC                     $1.00 par value         77,600 shares owned beneficially
                                                         (owned of record by Cede & Co.)

Western Investment LLC           Common Stock,           As the general partner or managing member,
                                 $1.00 par value         as the case may be, of Western Investment,
                                                         WIIP and  WIAP,  WILLC  may be  deemed  to
                                                         beneficially   own  the  1,016,300  Shares
                                                         owned   in  the   aggregate   by   Western
                                                         Investment, WIIP and WIAP, as set forth in
                                                         further detail in Section (v).

Arthur D. Lipson                 Common Stock,           1,000  shares owned of record
                                 $1.00 par value         5,000 shares owned beneficially (owned  of
                                                         record by Cede & Co.)
                                                         Mr.   Lipson   may  also  be   deemed   to
                                                         beneficially  own the 1,016,300  shares of
                                                         Common Stock  beneficially  owned by WILLC
                                                         by virtue of Mr. Lipson's  ability to vote
                                                         and  dispose  of such  shares  as the sole
                                                         managing member of WILLC.

     The information concerning the Nominees that is required to be disclosed in a proxy statement  pursuant to Regulation 14A under the Securities  Exchange Act of 1934 is set forth below.

     ARTHUR D.  LIPSON has been the sole  managing  member of WILLC,  a Delaware limited  liability company that acts as the general partner and managing member, as the case may be, of Western  Investment,  WIAP and WIIP,  since May 1997. The principal business of Western  Investment,  WIAP and WIIP is acquiring,  holding and disposing of investments in various companies. Mr. Lipson received a Masters of  Science  from  Columbia  University  and a  Bachelor  of  Science  from  the
California Institute of Technology.

     MATTHEW S. CROUSE has served as a portfolio manager at WILLC since February
2003. From January 2002 to January 2003, he served as the Manager of Market Risk

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 22 of 37 Pages
----------------------                                    ----------------------

Control  for Duke  Energy,  a utility  company  with an  affiliated  real estate operation.  From June 2000 to December  2001, he served as  Manager/Director  of
Research  for The New  Power  Company,  a retail  energy  supplier.  Mr.  Crouse received a Ph.D. in Electrical Engineering from Rice University and a Masters of
Business Administration from the University of Houston.

     JAMES S.  SCHALLHEIM  has been a Professor of Finance at the  University of
Utah since 1980.  From 2004 to 2005,  he was a visiting  Professor of Finance at the  University  of  Florida,  Gainesville.  Mr.  Schallheim  has also  provided financial  consulting services since 1985 through his firm, James S. Schallheim,
Ph.D.  and   Associates.   Mr.   Schallheim   received  a  Masters  of  Business
Administration  from Wright State  University and a Ph.D. in Finance from Purdue
University.

     D. JAMES DARAS has been a Partner of Inter-Atlantic  Group, a money manager specializing  in the  financial  services  sector,  since  December  2004.  From
February 2002 to December 2004, he served as Chief  Executive  Officer of The JW
Group, a consulting firm that provides  services to hedge funds,  private equity funds and  private  investors  focused on fixed  income and  financial  services related to equity and preferred stock  securities.  During this period,  he also served  as an  Advisor  to  the  Franklin  Madison  Group,  a  consulting  group specializing in financial institution  performance enhancement offering services
in  the  area  of  financial  management,   capital  markets  activities,   risk
management,  IT and  operations.  From 1990 to 2002, he served as Executive Vice
President,  Treasurer and Asset Liability Management Executive for DIME Bancorp,
where  he  was  Chairman  of  the  Asset-Liability   Management   Committee  and
responsible  for all capital markets  activities,  interest rate risk management and balance sheet financial  strategy.  Mr. Daras received a Masters of Business
Administration from St. John's University.

     MARSHALL  W.  COBURN  has  been a  General  Partner  and the  President  of
Diversified Income Strategies Management Company, a mortgage-related hedge fund, since 2004. He has been the  President of Lormar  Properties,  a commercial  and residential real estate investment  company,  since 2001. From 1992 to 2001, Mr.
Coburn was a Senior  Managing  Director of Mortgage  Derivative  Trading at Bear
Stearns Companies, Inc.

     GERALD  HELLERMAN has been  providing  financial  and corporate  consulting services through his privately-owned firm, Hellerman Associates, since 1993. Mr.
Hellerman is currently a director of the following  companies:  AirNet  Systems,
Inc., an air transportation  service company; The Mexico Equity and Income Fund,
Inc., a closed-end  management investment company specializing in investments in equity and convertible debt securities issued by Mexican companies; MVC Capital,
Inc., an NYSE-traded business development company that provides long-term equity and debt investment capital to fund growth,  acquisitions and  recapitalizations of small and middle-market  companies in the United States;  Innovative Clinical
Solutions,  Ltd., a company that provides  clinical site management  services to physicians; Realty Corporation, the successor to Frank's Nursery & Crafts, Inc., which  operated a chain of lawn and garden retail stores  throughout the nation;
Brantley  Capital  Corporation,  a business  development  company  that  invests primarily in private and small public companies;  and Element  Long/Short Equity
Fund LP. From  September  1993 to August 2002,  Mr.  Hellerman was a director of
Third Avenue Value Trust, a fund that invests in undervalued securities.

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 23 of 37 Pages
----------------------                                    ----------------------

     For information  regarding purchases and sales during the past two years of securities of Sunset by Mr. Lipson,  including purchases and sales by WIHP, WIAP and WIIP,  as well as Western  Investment  Total Return Fund Ltd.  ("WITR"),  an
entity  controlled by Mr. Lipson, of securities that may be or were deemed to be beneficially owned by Mr. Lipson,  and Mr. Daras,  please see EXHIBIT A. Messrs.
Crouse,  Schallheim,  Coburn  and  Hellerman  have  not  purchased  or sold  any securities  of  Sunset  during  the  past two  years.  WITR  does not  currently beneficially own any securities of Sunset.

     On  October  28,  2005,  Western  Investment,  WIIP,  WIAP  and Mr.  Lipson
(collectively,  "Western")  together  commenced an action  against Sunset in the
Circuit Court of Maryland for Baltimore City (the "Court")  seeking  declaratory and  injunctive  relief to nullify  several  amendments  to the Bylaws of Sunset recently  passed by the Sunset  Board.  The suit  alleges  that the Sunset Board members  changed  the Bylaws on August 31,  2005 and October 5, 2005 (the "Bylaw
Amendments") for the unlawful purpose of preventing  Western from exercising its rights to seek a special meeting of stockholders to remove the incumbent  Sunset
Board.  The suit raises four  claims.  First,  it seeks an order from the Court, pursuant to Maryland  common law,  declaring that the Bylaw  Amendments are null and void  because  they were  enacted by the Sunset  Board in  violation  of its fiduciary duties to the  stockholders.  Second, it seeks an order from the Court nullifying certain provisions of the Bylaw Amendments as violative of Maryland's
General Corporate Law. Third, the suit seeks to enjoin Sunset, based on Maryland common law, from implementing the Bylaw Amendments.  And fourth,  the suit seeks to enjoin Sunset from implementing certain provisions of the Bylaw Amendments as violative of Maryland's General Corporate Law.

     On December 1, 2005, Western Investment,  WILLC, WIIP, WIAP and each of the
Nominees   (collectively,   the  "Group")   entered  into  a  Joint  Filing  and
Solicitation  Agreement in which,  among other things, (a) the parties agreed to the joint  filing on behalf of each of them of  statements  on Schedule 13D with respect to the securities of Sunset,  (b) the parties agreed to solicit  proxies or written  consents for the election of the  Nominees,  or any other  person(s)
nominated by Western Investment,  to the Sunset Board at the Annual Meeting (the
"Solicitation"),  and  (c)  WILLC  agreed  to  bear  all  expenses  incurred  in connection with the Group's activities,  including approved expenses incurred by any of the  parties  in  connection  with the  Solicitation,  subject to certain limitations.

     The  information  contained in the Schedule 13D is deemed  incorporated  by reference  herein and accordingly  all  information  contained in this Notice is deemed to be supplemented by the information in the Schedule 13D.

     Other than as stated above,  there are no  arrangements  or  understandings between  Western  Investment  and each  Nominee  or any other  person or persons pursuant to which the nominations  described  herein are to be made,  other than the  consents  by the  Nominees to be named as a nominee in this  Notice,  to be named as a  nominee  in any  proxy  statement  filed by  Western  Investment  in connection  with the  Solicitation  and to serve as a director of Sunset,  if so elected. Such consents are attached hereto as EXHIBIT C.

     Except as set forth in this Notice  (including  the Exhibits  hereto),  (i)
during the past 10 years, no Nominee has been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors); (ii) no Nominee directly or indirectly  beneficially owns any securities of Sunset; (iii) no Nominee owns

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 24 of 37 Pages
----------------------                                    ----------------------

any securities of Sunset which are owned of record but not beneficially; (iv) no
Nominee  has  purchased  or sold any  securities  of Sunset  during the past two years;  (v) no part of the purchase  price or market value of the  securities of
Sunset  owned by any  Nominee is  represented  by funds  borrowed  or  otherwise obtained  for the  purpose of  acquiring  or holding  such  securities;  (vi) no
Nominee is, or within the past year was, a party to any  contract,  arrangements or  understandings  with any person with  respect to any  securities  of Sunset, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits,  or the giving or  withholding  of proxies;  (vii) no  associate of any
Nominee owns  beneficially,  directly or  indirectly,  any securities of Sunset;
(viii) no Nominee owns beneficially,  directly or indirectly,  any securities of any parent or subsidiary of Sunset; (ix) no Nominee or any of his associates was a party to any  transaction,  or  series  of  similar  transactions,  since  the beginning of Sunset's last fiscal year, or is a party to any currently  proposed transaction,  or series of similar  transactions,  to which Sunset or any of its subsidiaries  was or is to be a party,  in which  the  amount  involved  exceeds
$60,000;  and (x) no Nominee or any of his  associates  has any  arrangement  or understanding with any person with respect to any future employment by Sunset or its  affiliates,  or with respect to any future  transactions to which Sunset or any of its affiliates will or may be a party.

     A representative  of Western  Investment  intends to appear in person or by proxy at the 2006 Annual  Meeting to  nominate  the  persons  specified  in this
Notice for election to the Sunset Board.

     Please address any  correspondence  to Western  Investment LLC,  Attention:
Arthur D. Lipson,  telephone  (801)  942-7803,  facsimile (801) 942-1625 (with a copy to our counsel, Olshan Grundman Frome Rosenzweig & Wolosky LLP, Park Avenue
Tower, 65 East 55th Street, New York, New York 10022, Attention: Steven Wolosky,
Esq.,  telephone (212) 451-2333,  facsimile (212) 451-2222).  The giving of this
Notice  is not an  admission  that any  procedures  for  notice  concerning  the nomination  of directors to the Sunset  Board are legal,  valid or binding,  and
Western Investment reserves the right to challenge their validity.

                                          Very truly yours,

                                          WESTERN INVESTMENT HEDGED PARTNERS LP

                                          By: Western Investment LLC,
                                          Its General Partner

                                          By: /s/ Arthur D. Lipson
                                              ---------------------------------
                                          Name: Arthur D. Lipson
                                          Title: Managing Member

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 25 of 37 Pages
----------------------                                    ----------------------

                                    EXHIBIT A

                      TRANSACTIONS IN SECURITIES OF SUNSET
                            DURING THE PAST TWO YEARS

    Class                   Quantity           Price Per            Date of
 of Security           Purchased / (Sold)      Share ($)        Purchase /(sale)
----------------  ------------------------  ---------------  -------------------
                    Western Investment Hedged Partners, L.P.
--------------------------------------------------------------------------------
Common Stock                18,000              12.7706               3/17/04
Common Stock                18,000              12.7556               3/17/04
Common Stock                20,000              13.0005               3/17/04
Common Stock                18,000              13.0006               3/17/04
Common Stock               (18,000)             12.7439              (3/17/04)
Common Stock                20,000               9.8075               7/13/04
Common Stock                15,000               9.6100               8/12/04
Common Stock               (91,000)             10.3798              (11/30/04)
Common Stock                62,500               9.6702               3/04/05
Common Stock               100,000               9.6701               3/07/05
Common Stock               125,000               9.4200               3/24/05
Common Stock                 8,400               8.2695               8/16/05
Common Stock                 9,400               8.2822               8/17/05

                    Western Investment Activism Partners LLC
--------------------------------------------------------------------------------
Common Stock                10,000               9.6395               3/04/05
Common Stock                20,600               9.6015               3/04/05
Common Stock                15,100               9.4999               3/21/05
Common Stock                25,000               9.4202               3/24/05
Common Stock                 2,800               9.2100               5/27/05
Common Stock                   800               9.2100               8/02/05
Common Stock                 4,500               9.2100               8/03/05
Common Stock               (1,100)               9.2996              (8/08/05)

                  Western Investment Institutional Partners LLC
--------------------------------------------------------------------------------
Common Stock                30,000              12.7500               3/17/04
Common Stock                25,000              13.0004               3/17/04

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 26 of 37 Pages
----------------------                                    ----------------------

    Class                   Quantity           Price Per            Date of
 of Security           Purchased / (Sold)      Share ($)        Purchase /(sale)
----------------  ------------------------  ---------------  -------------------
            Western Investment Institutional Partners LLLC (Continued)
--------------------------------------------------------------------------------
Common Stock                    32,000              12.7553           3/17/04
Common Stock                    50,000              13.0002           3/17/04
Common Stock                  (32,000)              12.7442          (3/17/04)
Common Stock                    10,000              12.7910           3/22/04
Common Stock                     4,300              11.4623           4/08/04
Common Stock                    26,100              11.4604           4/12/04
Common Stock                    15,000               9.6100           8/12/04
Common Stock                    11,700              11.0179           4/30/04
Common Stock                     5,000              11.0150           5/03/04
Common Stock                   113,000              10.3800          11/30/04
Common Stock                     1,000               9.7785           2/22/05
Common Stock                     5,000               9.7085           2/23/05
Common Stock                    10,000               9.5255           2/24/05
Common Stock                     1,000               9.4785           2/25/05
Common Stock                    62,500               9.6702           3/04/05
Common Stock                   100,000               9.4201           3/24/05
Common Stock                  (29,700)               9.4711         (3/24/05)
Common Stock                   186,100               9.5201           3/28/05
Common Stock                   (1,100)               9.4997         (3/28/05)
Common Stock                       100               9.2200           5/04/05
Common Stock                     8,300               9.1867           5/13/05
Common Stock                    10,000               9.1898           5/16/05
Common Stock                     5,000               9.1680           5/17/05

                    Western Investment Total Return Fund Ltd.
--------------------------------------------------------------------------------
Common Stock                    7,000               12.7714           3/17/04
Common Stock                    7,000               13.0014           3/17/04
Common Stock                    8,000               12.6713           3/18/04
Common Stock                  (22,000)              10.3798         (11/30/04)

                                Arthur D. Lipson
--------------------------------------------------------------------------------
Common Stock                    5,000                9.5000           3/28/05

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 27 of 37 Pages
----------------------                                    ----------------------

    Class                   Quantity           Price Per            Date of
 of Security           Purchased / (Sold)      Share ($)        Purchase /(sale)
----------------  ------------------------  ---------------  -------------------
Common Stock                    1,000                7.6000          11/11/05

                                D. James Daras*
--------------------------------------------------------------------------------
Common Stock                    2,000                9.4800           3/18/05
Common Stock                   (1,900)               9.4500          (6/20/05)
Common Stock                     (100)               9.4600          (6/20/05)

------------------------------
  *  Transactions  were  effected by  entities  affiliated  with Mr.  Daras that currently do not beneficially own any securities of Sunset.

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 28 of 37 Pages
----------------------                                    ----------------------

                                    EXHIBIT B

                            SCHEDULE 13D, AS AMENDED

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 29 of 37 Pages
----------------------                                    ----------------------

                                    EXHIBIT C

                              CONSENTS OF NOMINEES

                                ARTHUR D. LIPSON
                           C/O WESTERN INVESTMENT LLC
                      2855 E. COTTONWOOD PARKWAY, SUITE 110
                           SALT LAKE CITY, UTAH 84121

                                                               November 30, 2005

Sunset Financial Resources, Inc.
10245 Centurion Parkway North
Jacksonville, Florida 32256
Attn:  Corporate Secretary

Dear Sir:

     You are hereby notified that the undersigned consents to (i) being named as a nominee in the notice provided by Western  Investment  Hedged  Partners,  L.P.
("Western") of its intention to nominate the undersigned as a director of Sunset
Financial Resources, Inc. ("Sunset") at the 2006 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements,  reschedulings or continuations  thereof (the "Annual  Meeting"),
(ii)  being  named as a  nominee  in any proxy  statement  filed by  Western  in connection with the  solicitation of proxies or written consents for election of the undersigned at the Annual Meeting, and (iii) serving as a director of Sunset if elected at the Annual Meeting.

                                                     Very truly yours,

                                                     /s/ Arthur D. Lipson

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 30 of 37 Pages
----------------------                                    ----------------------

                                MATTHEW S. CROUSE
                           C/O WESTERN INVESTMENT LLC
                      2855 E. COTTONWOOD PARKWAY, SUITE 110
                           SALT LAKE CITY, UTAH 84121

                                                               November 30, 2005

Sunset Financial Resources, Inc.
10245 Centurion Parkway North
Jacksonville, Florida 32256
Attn:  Corporate Secretary

Dear Sir:

     You are hereby notified that the undersigned consents to (i) being named as a nominee in the notice provided by Western  Investment  Hedged  Partners,  L.P.
("Western") of its intention to nominate the undersigned as a director of Sunset
Financial Resources, Inc. ("Sunset") at the 2006 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements,  reschedulings or continuations  thereof (the "Annual  Meeting"),
(ii)  being  named as a  nominee  in any proxy  statement  filed by  Western  in connection with the  solicitation of proxies or written consents for election of the undersigned at the Annual Meeting, and (iii) serving as a director of Sunset if elected at the Annual Meeting.

                                                     Very truly yours,

                                                     /s/ Matthew S. Crouse

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 31 of 37 Pages
----------------------                                    ----------------------

                               JAMES S. SCHALLHEIM
                             2728 FOREST SPRING WAY
                           SALT LAKE CITY, UTAH 84106

                                                               November 30, 2005

Sunset Financial Resources, Inc.
10245 Centurion Parkway North
Jacksonville, Florida 32256
Attn:  Corporate Secretary

Dear Sir:

     You are hereby notified that the undersigned consents to (i) being named as a nominee in the notice provided by Western  Investment  Hedged  Partners,  L.P.
("Western") of its intention to nominate the undersigned as a director of Sunset
Financial Resources, Inc. ("Sunset") at the 2006 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements,  reschedulings or continuations  thereof (the "Annual  Meeting"),
(ii)  being  named as a  nominee  in any proxy  statement  filed by  Western  in connection with the  solicitation of proxies or written consents for election of the undersigned at the Annual Meeting, and (iii) serving as a director of Sunset if elected at the Annual Meeting.

                                                     Very truly yours,

                                                     /s/ James S. Schallheim

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 32 of 37 Pages
----------------------                                    ----------------------

                                 D. JAMES DARAS
                            C/O INTER-ATLANTIC GROUP
                         400 MADISON AVENUE, 16TH FLOOR
                            NEW YORK, NEW YORK 10017

                                                               November 30, 2005

Sunset Financial Resources, Inc.
10245 Centurion Parkway North
Jacksonville, Florida 32256
Attn:  Corporate Secretary

Dear Sir:

         You are hereby  notified  that the  undersigned  consents  to (i) being named as a nominee in the notice provided by Western Investment Hedged Partners,
L.P.  ("Western") of its intention to nominate the  undersigned as a director of
Sunset  Financial  Resources,  Inc.  ("Sunset")  at the 2006  annual  meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Annual
Meeting"), (ii) being named as a nominee in any proxy statement filed by Western in connection with the  solicitation of proxies or written consents for election of the  undersigned  at the Annual  Meeting,  and (iii) serving as a director of
Sunset if elected at the Annual Meeting.

                                                     Very truly yours,

                                                     /s/ D. James Daras

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 33 of 37 Pages
----------------------                                    ----------------------

                               MARSHALL W. COBURN
                          1000 SOUTH POINTE DRIVE #1402
                           MIAMI BEACH, FLORIDA 33139

                                                               November 30, 2005

Sunset Financial Resources, Inc.
10245 Centurion Parkway North
Jacksonville, Florida 32256
Attn:  Corporate Secretary

Dear Sir:

     You are hereby notified that the undersigned consents to (i) being named as a nominee in the notice provided by Western  Investment  Hedged  Partners,  L.P.
("Western") of its intention to nominate the undersigned as a director of Sunset
Financial Resources, Inc. ("Sunset") at the 2006 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements,  reschedulings or continuations  thereof (the "Annual  Meeting"),
(ii)  being  named as a  nominee  in any proxy  statement  filed by  Western  in connection with the  solicitation of proxies or written consents for election of the undersigned at the Annual Meeting, and (iii) serving as a director of Sunset if elected at the Annual Meeting.

                                                     Very truly yours,

                                                     /s/ Marshall W. Coburn

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 34 of 37 Pages
----------------------                                    ----------------------

                                GERALD HELLERMAN
                             10965 EIGHT BELLS LANE
                            COLUMBIA, MARYLAND 21044

                                                               November 30, 2005

Sunset Financial Resources, Inc.
10245 Centurion Parkway North
Jacksonville, Florida 32256
Attn:  Corporate Secretary

Dear Sir:

     You are hereby notified that the undersigned consents to (i) being named as a nominee in the notice provided by Western  Investment  Hedged  Partners,  L.P.
("Western") of its intention to nominate the undersigned as a director of Sunset
Financial Resources, Inc. ("Sunset") at the 2006 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements,  reschedulings or continuations  thereof (the "Annual  Meeting"),
(ii)  being  named as a  nominee  in any proxy  statement  filed by  Western  in connection with the  solicitation of proxies or written consents for election of the undersigned at the Annual Meeting, and (iii) serving as a director of Sunset if elected at the Annual Meeting.

                                                     Very truly yours,

                                                     /s/ Gerald Hellerman

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 35 of 37 Pages
----------------------                                    ----------------------

                     JOINT FILING AND SOLICITATION AGREEMENT

     WHEREAS, certain of the undersigned are stockholders, direct or beneficial, of Sunset Financial Resources, Inc., a Maryland corporation ("Sunset");

     WHEREAS, Western Investment LLC ("Western Investment"),  Western Investment
Hedged Partners,  LP ("WIHP"),  Western Investment  Institutional  Partners LLC,
Western Investment  Activism Partners LLC, Arthur D. Lipson,  Matthew S. Crouse,
James S.  Schallheim,  D. James Daras,  Marshall W. Coburn and Gerald  Hellerman
wish to form a group for the purpose of seeking  representation  on the Board of
Directors of Sunset;

     WHEREAS,  WIHP  intends to nominate  Arthur D.  Lipson,  Matthew S. Crouse,
James S. Schallheim,  D. James Daras, Marshall W. Coburn and Gerald Hellerman as
nominees  to be elected to the Board of  Directors  of Sunset at the 2006 annual meeting of stockholders of Sunset,  or any other meeting of stockholders held in
lieu   thereof,   and  any   adjournments,   postponements,   reschedulings   or
continuations thereof (the "Annual Meeting").

     NOW, IT IS AGREED, this 1st day of December 2005 by the parties hereto:

     1. In accordance with Rule  13d-1(k)(1)(iii)  under the Securities Exchange
Act of 1934, as amended,  each of the  undersigned  (collectively,  the "Group")
agrees to the joint filing on behalf of each of them of  statements  on Schedule
13D with  respect  to the  securities  of Sunset to the  extent  required  under applicable  securities  laws.  Each member of the Group shall be responsible for the accuracy and completeness of his/its own disclosure therein.

     2. So long as this agreement is in effect,  each of the  undersigned  shall provide  written  notice to  Olshan  Grundman  Frome  Rosenzweig  & Wolosky  LLP
("Olshan")  of (i) any of their  purchases or sales of  securities  of Sunset or
(ii) any  securities  of Sunset over which they acquire or dispose of beneficial ownership.  Notice  shall  be  given no later  than 24  hours  after  each  such transaction.

     3. Each of the undersigned  agrees to solicit  proxies or written  consents for the election of Arthur D. Lipson, Matthew S. Crouse, James S. Schallheim, D.
James Daras,  Marshall W. Coburn and Gerald  Hellerman,  or any other  person(s)
nominated by WIHP,  to the Board of  Directors  of Sunset at the Annual  Meeting
(the "Nominees").

     4. Western  Investment  agrees to bear all expenses  incurred in connection with the Group's  activities,  including expenses incurred by any of the parties in a solicitation of proxies or written  consents by the members of the Group in connection  with the Annual  Meeting.  Notwithstanding  the  foregoing,  Western
Investment  shall not be required to reimburse  any party for (i)  out-of-pocket expenses  incurred by a party in the aggregate in excess of $250 without Western
Investment's  prior written  approval;  (ii) the value of the time of any party;
(iii) legal fees incurred without Western  Investment's  prior written approval;
or (iv) the costs of any counsel, other than Olshan, employed in connection with any pending or threatened  litigation without Western Investment's prior written approval.

     5. The  relationship  of the parties hereto shall be limited to carrying on the business of the Group in accordance with the terms of this  Agreement.  Such relationship  shall be  construed  and  deemed  to be for the  sole and  limited purpose of carrying on such business as described  herein.  Nothing herein shall be construed to authorize  any party to act as an agent for any other party,  or to create a joint venture or partnership,  or to constitute an  indemnification.
Nothing herein shall  restrict any party's right to purchase or sell  securities of Sunset, as he/it deems appropriate, in his/its sole discretion, provided that all such sales are made in compliance with all applicable securities laws.

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 36 of 37 Pages
----------------------                                    ----------------------

     6. This Agreement may be executed in  counterparts,  each of which shall be deemed an original and all of which,  taken together,  shall  constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

     7. In the  event  of any  dispute  arising  out of the  provisions  of this
Agreement,  the parties hereto consent and submit to the exclusive  jurisdiction of the Federal and State Courts in the State of New York.

     8. Any party hereto may terminate his  obligations  under this agreement at any time on 24 hours' written notice to all other parties, with a copy by fax to
Steven Wolosky at Olshan, Fax No. (212) 451-2222.

     9. Each party  acknowledges  that Olshan  shall act as counsel for both the
Group and Western Investment.

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 37 of 37 Pages
----------------------                                    ----------------------

     IN WITNESS  WHEREOF,  the parties  hereto have caused this  Agreement to be executed as of the day and year first above written.

                                 WESTERN INVESTMENT L L C

                                 By: /s/ Arthur D. Lipson
                                 ------------------------------------
                                 Name: Arthur D. Lipson
                                 Title: Sole Member

                                 WESTERN INVESTMENT HEDGED PARTNERS LP

                                 By: Western Investment L L C,
                                 Its General Partner

                                 By: /s/ Arthur D. Lipson
                                 ------------------------------------
                                 Name: Arthur D. Lipson
                                 Title: Managing Member

                                 WESTERN INVESTMENT INSTITUTIONAL PARTNERS L L C

                                 By: Western Investment L L C,
                                 Its Managing Member

                                 By: /s/ Arthur D. Lipson
                                 ------------------------------------
                                 Name: Arthur D. Lipson
                                 Title: Managing Member

                                 WESTERN INVESTMENT ACTIVISM PARTNERS L L C

                                 By: Western Investment L L C,
                                 Its Managing Member

                                 By: /s/ Arthur D. Lipson
                                 ------------------------------------
                                 Name: Arthur D. Lipson
                                 Title: Managing Member

                                 /s/ Arthur D. Lipson
                                 ------------------------------------
                                 ARTHUR D. LIPSON

                                 /s/ Matthew S. Crouse
                                 ------------------------------------
                                 MATTHEW S. CROUSE

                                 /s/ James S. Schallheim
                                 ------------------------------------
                                 JAMES S. SCHALLHEIM

                                 /s/ D. James Daras
                                 -------------------------------------
                                 D. JAMES DARAS

                                 /s/ Marshall W. Coburn
                                 -------------------------------------
                                 MARSHALL W. COBURN

                                 /s/ Gerald Hellerman
                                 -------------------------------------
                                 GERALD HELLERMAN